                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 6)*
                                       of
                           Tweedy, Browne Company LLC




                    Under the Securities Exchange Act of 1934

                             Spacelabs Medical Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                    846247104
                                 (CUSIP Number)

                                 John D. Spears
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916_0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                        UPON EXAMINATION OF THE ISSUER'S
                            FORM 10-Q ON MAY 14, 2002
                      FOR THE QUARTER ENDED MARCH 30, 2002
             (Date of Event which Required Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).



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CUSIP No.  846247104
----------------------------------------------------------------------------
Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)    [ ]
                                                                  (b)    [x]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
       00
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [  ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
       Delaware
----------------------------------------------------------------------------
                         (7)   Sole Voting Power
                                   TBC has sole voting power with respect to 1,126,211 shares held in certain TBC accounts (as hereinafter defined).

Number of Shares     -------------------------------------------------------
Beneficially             (8)   Shared Voting Power
Owned by Each                      0 shares
Reporting Person
With:                -------------------------------------------------------
                         (9)   Sole Dispositive Power
                                  1,168,766 shares held in certain TBC
                                     Accounts (as hereinafter defined).

                     -------------------------------------------------------
                         (10)  Shared Dispositive Power
                                    0 shares
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,168,766 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 []
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         11.96%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00

PRELIMINARY NOTE

     The person filing this Amendment No. 6 is Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company. This Amendment No. 6 amends a Statement on Schedule 13D filed by TBC dated dated July 21, 1998 (the "Statement"). The filing of this Amendment No. 6 should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

     This Amendment No. 6 relates to the Common Stock, $0.01 par value (the "Common Stock") of Spacelabs Medical Inc. (the "Company"), which, to the best knowledge of the person filing this Amendment No. 6, is a company organized under the laws of Delaware, with its principal executive offices located at 15220 N.E. 40th Street, P. O. Box 97013, Redmond, WA 98073-9713.

     This Amendment No. 6 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various clients of TBC with respect to which it has investment discretion and sole or shared voting power (the "TBC Accounts").

     Other than as set forth herein, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1,2 3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 6.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 1,168,766 shares of Common Stock, which constitutes approximately 11.96% of the 9,768,787 shares of Common Stock as reported in the Company's Form 10Q for the Quarter Ended March 30, 2002, which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. Nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     Also included in the TBC Shares are 270 shares of Common Stock held in a certain TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a Member of the Management Committee of TBC.

     (b) TBC has investment discretion with respect to 1,168,766 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 1,126,211 shares of Common Stock held in certain TBC Accounts.

     (c) Transactions in Common Stock effected by TBC during the 60-day period ended as of the date hereof are set forth below:


REPORTING                   NO. OF SHARES     NO. OF SHARES        PRICE
PERSON          DATE        PURCHASED         SOLD          Other  PER SHARE
TBC Accounts
               04/04/02                         100                 $14.00
               04/12/02                         300                 $14.0800
               04/15/02                         685                 $14.0585
               04/23/02                      25,120                 $14.05
               04/24/02                       4,105                 $14.07
               05/01/02                         510                 $14.09
               05/03/02                       1,385                 $14.07


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     (e) Not applicable.


                                    SIGNATURE

     TBC, after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No.6 is true, complete and correct.

                                           TWEEDY, BROWNE COMPANY LLC

                                           By:  /s/ Christopher H. Browne
                                           --------------------------------
                                                Christopher H. Browne
                                                Member









Dated:   May 17, 2002